SECURITI[ES AND EXCHANGE COMM]ISSION

06005458

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
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SEC FILE NUMBER
8- 53508

SEC MAIL PROCESSING SECTION RECEIVED MAR 2 9 2006 WASH. D.C. 213

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Indian Harbor, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Greenwich Office Park
(No. and Street)

Greenwich (City) CT (State) 06831 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen McMenamin 203-625-4150
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

850 Canal Street (Address) Stamford (City) CT (State) 06902 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 2 0 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen McMenamin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Indian Harbor, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

MANAGING PARTNER

Title

Theresa M. LaRusso

Notary Public

THERESA M. LA RUSSO
NOTARY PUBLIC
MY COMMISSION EXPIRES NOV. 30, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

Indian Harbor, LLC

Statement of Financial Condition
December 31, 2005

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Members
Indian Harbor, LLC
Greenwich, Connecticut

We have audited the accompanying statement of financial condition of Indian Harbor, LLC as of December 31, 2005 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Indian Harbor, LLC as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Stamford, Connecticut
January 20, 2006

Indian Harbor, LLC

Statement of Financial Condition
December 31, 2005

Assets		
Cash and cash equivalents	$	363,069
Accounts receivable		7,886,193
Equipment, net of accumulated depreciation of $24,922		3,216
	$	8,252,478
Liabilities And Members' Equity		
Accounts payable and accrued expenses (Note 4)	$	3,540,035
Members' equity (Note 3)		4,712,443
	$	8,252,478

See Notes to Financial Statements.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Indian Harbor, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission, and is a member of the National Association of Securities Dealers, Inc. The Company's revenue is primarily derived from placement fees associated with raising capital for private investment entities, and a continuing share of fees earned by the investment manager. The Company operates under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the SEC and accordingly, is exempt from the remaining provisions of that rule including the requirement to make the reserve computations under rule 15c3-3.

A summary of the Company's significant accounting policies follows:

Cash equivalents: Cash equivalents include highly liquid investments which are readily convertible into cash.

Equipment: The Company records equipment at cost and provides depreciation on a straight-line basis over an estimated useful life of three to five years.

Income taxes: The Company is classified as a partnership for federal income tax purposes and, therefore, the financial statements do not include a provision for income tax.

Accounting estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumption that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Concentrations

The Company's major client accounted for 99% of total fee revenues earned during 2005 and 100% of account receivable as of December 31, 2005. Substantially all of the Company's cash is held in an uninsured money market mutual fund.

Note 3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company had net capital of $348,256, which is $112,254 in excess of its required net capital of $236,002. The Company's net capital ratio was 10.17 to 1.

Note 4. Related Party Transactions

Under the terms of a separation agreement and release between the Company and one of its members prepared in May 2005, the Company reacquired the member's interest. The Company is also obligated to pay the former member a portion of certain fees to be earned in the future.

Note 4. Related Party Transactions (continued)

During the year ended December 31, 2005, the former member earned approximately $2,619,000of fees. The payable to the former member as of December 31, 2005 amounted to approximately $1,828,000, which is included in the accounts payable and accrued expenses.

The chief investment officer of the Company's major client became a member of the Company during 2005.

Note 5. Commitments and Contingencies

The Company subleases its office space for a fixed monthly rent of $3,316. The lease term is through April 2, 2006 and renewable month to month thereafter. The future minimum lease payments for year 2006 aggregate approximately $10,000.